UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BPW Acquisition Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

055637102
(CUSIP Number)

Alexander H. McMillan, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	055637102

1. Name of Reporting Person	Loeb Arbitrage Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	180,824

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	180,824

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	180,824

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	0.44%

14. Type of Reporting Person	IA

CUSIP No.	055637102

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	1,346,393

8. Shared Voting Power	-0-

9. Sole Dispositive Power	1,346,393

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,346,393

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	3.27%

14. Type of Reporting Person	PN

CUSIP No.	055637102

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	170,636

8. Shared Voting Power	-0-

9. Sole Dispositive Power	170,636

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	170,636

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	0.41%

14. Type of Reporting Person	CO

CUSIP No.	055637102

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	146,520

8. Shared Voting Power	-0-

9. Sole Dispositive Power	146,520

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	146,520

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	0.36%

14. Type of Reporting Person	PN

CUSIP No.	055637102

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	59,852

8. Shared Voting Power	-0-

9. Sole Dispositive Power	59,852

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	59,852

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	0.15%

14. Type of Reporting Person	CO

CUSIP No.	055637102

1. Name of Reporting Person	Loeb Asia Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	PN

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock (the “Common Stock”), of BPW Acquisition Corp. The address of the Issuer’s principal executive offices is 750 Washington Boulevard, Stamford, CT 06901.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Loeb Marathon Fund LP (“LMF”) and Loeb Asia Fund LP (“LA”) are Delaware limited partnerships. Loeb Arbitrage Management LP (“LAM”), a Delaware limited partnership, registered investment adviser, is the investment manager of LAF, LMF and LA.  LAM’s President and Chief Executive Officer is Gideon J. King. The other officers include Thomas L. Kempner, Chairman of the Board; Alexander H. McMillan, Vice President and Secretary; and David S. Hampson, Chief Financial Officer.  Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Marathon Offshore Fund, Ltd. (“LMOF”) are each a Cayman Islands exempted company. Loeb Offshore Management LP (“LOM”) is a Delaware limited partnership, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LMOF. Gideon J. King, Thomas L. Kempner and David S. Hampson are Directors of LOF and LMOF.  Gideon J. King and Thomas L. Kempner are the Managers of LOM.  LAM and LOM jointly do business as Loeb Capital Management.  Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM and LOM. Thomas L. Kempner is the President, Chief Executive Officer, director and majority stockholder of LHC. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LAM**, LOF, LMF, LA and LMOF in margin accounts maintained with J.P. Morgan Securities Corp.

Item 4.	Purpose of Transaction

LAF, LAM**, LOF, LMF, LA and LMOF (“Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby own the following shares of Common Stock as of February 10, 2010.

	Shares of Common Stock	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Loeb Arbitrage Fund	1,346,393	1,346,393	-0-	1,346,393	-0-
Loeb Arbitrage Management, LP**	180,824	-0-	180,824	-0-	180,824
Loeb Offshore Fund Ltd.	170,636	170,636	-0-	170,636	-0-
Loeb Marathon Fund, LP	146,520	146,520	-0-	146,520	-0-
Loeb Marathon Offshore Fund, Ltd.	59,852	59,852	-0-	59,852	-0-
Loeb Asia Fund LP	-0-	-0-	-0-	-0-	-0-

Total	1,904,225

The total shares of Common Stock constitute 4.62% of the 41,176,471 outstanding shares of Common Stock as reported by the Issuer.
**Including shares of Common Stock purchased for the accounts of customers of Loeb Arbitrage Management LP as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Common Stock have been made since the last filing:
	Purchases and Sales of Common Stock
	Date	Shares	Average Price
Loeb Arbitrage Management LP	01/04/10	43274	10.5901
	01/12/10	-1427	10.773
	01/27/10	-2000	10.5703
	01/28/10	-1042	10.515
	01/29/10	-18356	10.3493
	02/01/10	-1600	10.35
	02/02/10	-11380	10.403
	02/03/10	-2586	10.2707
	02/03/10	-2749	10.27
	02/08/10	-18577	10.17
	02/10/10	-475	10.05

	Date	Shares	Average Price
Loeb Arbitrage Fund	01/12/10	-9885	10.773
	01/27/10	-13430	10.5703
	01/28/10	-6995	10.515
	01/29/10	-123283	10.3493
	02/02/10	-77003	10.403
	02/03/10	-17501	10.2707
	02/03/10	-15597	10.27
	02/08/10	-5467	10.17
	02/10/10	-3535	10.05

	Date	Shares	Average Price
Loeb Offshore Fund, Ltd.	01/04/10	34634	10.5901
	01/11/10	14500	10.87
	01/12/10	-918	10.773
	01/27/10	-1709	10.5703
	01/28/10	-890	10.515
	01/29/10	-15688	10.3493
	02/02/10	-9799	10.403
	02/03/10	-2227	10.2707
	02/03/10	-2223	10.27
	02/08/10	-1156	10.17
	02/10/10	-448	10.05

	Date	Shares	Average Price
Loeb Marathon Fund LP	12/31/09	9000	10.5
	01/04/10	14349	10.5901
	01/12/10	-843	10.773
	01/27/10	-1463	10.5703
	01/28/10	-762	10.515
	01/29/10	-13433	10.3493
	02/02/10	-8391	10.403
	02/03/10	-1907	10.2707
	02/03/10	-1904	10.27
	02/08/10	-576	10.17
	02/10/10	-385	10.05

	Date	Shares	Average Price
Loeb Marathon Offshore Fund, Ltd.	12/31/09	189	10.5
	01/04/10	7743	10.5901
	01/07/10	7169	10.7955
	01/12/10	-627	10.773
	01/27/10	-598	10.5703
	01/28/10	-311	10.515
	01/29/10	-5486	10.3493
	02/02/10	-3427	10.403
	02/03/10	-779	10.2707
	02/03/10	-777	10.27
	02/08/10	-224	10.17
	02/10/10	-157	10.05

	Date	Shares	Average Price
Loeb Asia Fund LP	02/01/10	2500	10.3024
	02/02/10	1000	10.4
	02/03/10	-1750	10.27
	02/04/10	-1750	10.19
	02/05/10	2500	10.2
	02/08/10	-2500	10

All reported transactions were effected on NYSE.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT LP

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT LP, G.P.

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB OFFSHORE FUND LTD.

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT LP, G.P.

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ASIA FUND LP
By: LOEB ARBITRAGE MANAGEMENT LP, G.P.

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President